UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Booz Allen Hamilton Holding Corporation
(Name of Issuer)
Class A Common Stock, $.01 par value

(Title of Class of Securities)
099502106

(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004
(202) 729-5626
with copies to:
Douglas S. Manya
Booz Allen Hamilton Inc.
8283 Greensboro Drive
McLean, Virginia 22102
(703) 902-5000
Matthew E. Kaplan
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 1, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Explorer Coinvest LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		106,699,598(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		95,660,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,699,598(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

86.9%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 11,039,598 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”
(2) All share percentage calculations in this Amendment to Schedule 13D are based on 122,805,066 outstanding shares of Class A common stock.

1	NAME OF REPORTING PERSON. Carlyle Partners V US, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,699,598(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,699,598(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

86.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 11,039,598 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. TC Group V US, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,699,598(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,699,598(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

86.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 11,039,598 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. TC Group V US, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,699,598(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,699,598(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

86.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 11,039,598 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. TC Group Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,699,598(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,699,598(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

86.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 11,039,598 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. TCG Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,699,598(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,699,598(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

86.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 11,039,598 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. DBD Investors V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,699,598(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,699,598(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

86.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 11,039,598 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. DBD Investors V Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,699,598(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,699,598(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

86.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 11,039,598 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. Ralph W. Shrader

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		55,980(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,461,353(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,980(1) shares

WITH	10	SHARED DISPOSITIVE POWER

2,164,283(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,220,263(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑ (1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

1.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares pursuant to which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Amended and Restated Stockholders Agreement, dated as of November 8, 2010 (the “Stockholders Agreement”). The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. CG Appleby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,487,333(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,487,333(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,487,333(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑ (1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

1.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Joseph E. Garner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		586,043(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		586,043(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

586,043(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. Francis J. Henry, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		109,173(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		107,510(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		109,173(1) shares

WITH	10	SHARED DISPOSITIVE POWER

107,510(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

216,683(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Lloyd Howell, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		45,990(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,990(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,990(1) shares

WITH	10	SHARED DISPOSITIVE POWER

36,990(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,980(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Joseph Logue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		73,980(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		73,980(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,980(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Joseph W. Mahaffee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		232,326(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		232,326(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

232,326(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. John D. Mayer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		222,376(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		222,376(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

222,376(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. John M. McConnell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		91,660(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		91,660(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,660(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Robert S. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		39,050(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,050(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,050(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Patrick F. Peck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		91,980(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,540(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		91,980(1) shares

WITH	10	SHARED DISPOSITIVE POWER

9,540(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,520(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Horacio D. Rozanski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		96,880(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		96,880(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,880(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Samuel R. Strickland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		359,840(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		359,840(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

359,840(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Ronald T. Kadish

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		46,980(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		46,980(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,980(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Gary D. Labovich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		64,980(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,980(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,980(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Richard J. Wilhelm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		73,980(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		82,700 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		73,980(1) shares

WITH	10	SHARED DISPOSITIVE POWER

82,700 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

156,680(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

Amendment No. 1 to Schedule 13D
     This Amendment to Schedule 13D is being filed to report the addition of DBD Investors V Holdings, L.L.C., Ronald T. Kadish, Gary D. Labovich and Richard J. Wilhelm as reporting persons and to remove Joseph E. Garner as a reporting person. The Schedule 13D originally filed on December 16, 2010 is hereby amended and supplemented as set forth below in this Amendment No. 1.
Item 2. Identity and Background
     Item 2 is hereby amended by (i) changing the principal business/occupation of Horacio D. Rozanski to “Chief Operating Officer,” (ii) changing the principal business/occupation of Joseph E. Garner to “retired,” (iii) changing the principal business/occupation of DBD Investors V, L.L.C. to “sole general partner of TCG Holdings II, L.P.” and (iv) adding the following to the end of the table listing the name, address, principal business/occupation and citizenship of the new reporting persons and adding the statements below the table with respect to the new reporting persons.

Jurisdiction of
	Address of		Organization/
Name	Business/Principal Office	Principal Business/Occupation	Citizenship

DBD Investors V Holdings, L.L.C.	c/o The Carlyle Group 1001 Pennsylvania Ave. NW, Suite 220 South, Washington DC 20004	Managing member of DBD Investors V, L.L.C. and, in such capacity, exercises investment discretion and control over the shares beneficially owned by Explorer Coinvest LLC. DBD Investors V Holdings, L.L.C. is managed by a three-person managing board and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board, William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, disclaim beneficial ownership of these shares.	Delaware

Ronald T. Kadish	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President	United States of America

Gary D. Labovich	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President	United States of America

Richard J. Wilhelm	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President	United States of America
     The agreement among the reporting persons relating to the joint filing of this Amendment to Schedule 13D is filed as Exhibit 99.1.1 hereto.
     None of the reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add the following sentence to the end of this section:

     With respect to Messrs. Kadish, Labovich and Wilhelm, they acquired shares of Class A common stock: (1) by exchanging shares of Booz Allen Hamilton Inc. and options to acquire shares of Booz Allen Hamilton Inc. for Booz Allen Hamilton Holding Corporation’s (the “Company”) Class A common stock, Class C common stock and options to acquire Class A common stock in connection with the acquisition of Booz Allen Hamilton Inc. by Explorer Coinvest LLC (as described more fully in the original filing of this Schedule 13D); and/or (2) in connection with options received as compensation, using personal funds to pay the exercise price of shares acquired on exercise.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended in its entirety as follows:
     (a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 122,805,066 outstanding shares of Class A common stock.
     The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.
     Each of Explorer Coinvest LLC, Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P., DBD Investors V, L.L.C. and DBD Investors V Holdings, L.L.C. may be deemed to beneficially own 106,699,598 shares of Class A common stock, including 95,660,000 shares of Class A common stock owned directly by Explorer Coinvest LLC and 11,039,598 shares of Class A common stock over which Explorer Coinvest LLC holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Carlyle Partners V US, L.P. is the managing member of Explorer Coinvest LLC. TC Group V US, L.P. is the sole general partner of Carlyle Partners V US, L.P. TC Group V US, L.L.C. is the sole general partner of TC Group V US, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group V US, L.L.C. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. DBD Investors V, L.L.C. is the sole general partner of TCG Holdings II, L.P. DBD Investors V Holdings, L.L.C. is the managing member of DBD Investors V, L.L.C. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Explorer Coinvest LLC. Each of Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P., DBD Investors V, L.L.C. and DBD Investors V Holdings, L.L.C. disclaim beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein. DBD Investors V Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, all of whom disclaim beneficial ownership of these shares.
     Dr. Shrader may be deemed to beneficially own an aggregate of 2,220,263 shares of Class A common stock, including (i) 1,356,900 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust, (ii) 104,453 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Ralph W. Shrader Revocable Trust that may be converted within 60 days, (iii) 55,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days and (iv) 702,930 shares of Class A common stock issuable upon conversion of an equal number of Class B common stock held by the Shrader Trust FBO Bryan Shrader, Shrader Trust FBO Jeffrey Shrader and Shrader Trust FBO Mark Shrader (collectively, the “Shrader Trusts”). Dr. Shrader shares investment power and voting power over the 1,461,353 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader. Dr. Shrader may be deemed to share power to direct the disposition of the 702,930 shares held by the Shrader Trusts because he has the right to substitute assets with the trusts (and thereby may be deemed to have the right to acquire shares held by the trusts), subject to the trustees’ reasonable satisfaction that the substitute assets received by the trusts are of equal value to the trust property exchanged therefor. Dr. Shrader disclaims beneficial ownership of the shares held by the Shrader Trusts.
     Mr. Appleby may be deemed to beneficially own an aggregate of 1,487,333 shares of Class A common stock, including (i) 1,326,900 shares of Class A common stock, (ii) 104,453 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 55,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

     Mr. Garner may be deemed to beneficially own an aggregate of 586,043 shares of Class A common stock, including (i) 440,130 shares of Class A common stock, (ii) 89,933 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 55,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Henry may be deemed to beneficially own an aggregate of 216,683 shares of Class A common stock, including (i) 107,510 shares of Class A common stock held by the Francis J. Henry, Jr. Trust, (ii) 26,193 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 82,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Henry shares investment and voting power over the shares held by the Francis J. Henry, Jr. Trust with his wife, Stephanie J. Henry.
     Mr. Howell may be deemed to beneficially own an aggregate of 82,980 shares of Class A common stock, including (i) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust and (ii) 45,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.
     Mr. Logue may be deemed to beneficially own an aggregate of 73,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Mahaffee may be deemed to beneficially own an aggregate of 232,326 shares of Class A common stock, including (i) 114,120 shares of Class A common stock held by the Joseph W. Mahaffee Revocable Trust, (ii) 26,226 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 91,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Mahaffee is the sole trustee of the Joseph W. Mahaffee Revocable Trust and has sole investment power and voting power over the shares held by the trust.
     Mr. Mayer may be deemed to beneficially own an aggregate of 222,376 shares of Class A common stock, including (i) 107,510 shares of Class A common stock, (ii) 40,886 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 73,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. McConnell may be deemed to beneficially own an aggregate of 91,660 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Osborne beneficially owns an aggregate of 39,050 shares of Class A common stock held directly.
     Mr. Peck may be deemed to beneficially own an aggregate of 101,520 shares of Class A common stock, including (i) 9,540 shares of Class A common stock held by the Patrick F. Peck Trust, and (ii) 91,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Peck shares investment and voting power over the shares held by the Patrick F. Peck Trust with his wife, Debra A. Peck.
     Mr. Rozanski beneficially owns an aggregate of 96,880 shares of Class A common stock held directly.
     Mr. Strickland may be deemed to beneficially own an aggregate of 359,840 shares of Class A common stock, including (i) 215,040 shares of Class A common stock held by the Samuel Strickland Revocable Trust, (ii) 70,820 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 73,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Strickland is the sole trustee of the Samuel Strickland Revocable Trust and has sole investment power and voting power over the shares held by the trust.
     Mr. Kadish beneficially owns an aggregate of 46,980 shares of Class A common stock held directly.
     Mr. Labovich beneficially owns an aggregate of 64,980 shares of Class A common stock held directly.
     Mr. Wilhelm may be deemed to beneficially own an aggregate of 156,680 shares of Class A common stock, including (i) 36,990 shares of Class A common stock, (ii) 82,700 shares of Class A common stock held by the Richard J. Wilhelm Trust and (iii) 36,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Wilhelm shares investment and voting power over the shares held by the Richard J. Wilhelm Trust with his wife, K. Shelly Porges.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended by adding the following to the end of the section thereof entitled “Stockholders Agreement”:
     Upon his retirement on March 31, 2011, Joseph E. Garner ceased to be an executive officer of the Company and subject to the voting provisions of, requirements to sell shares under and other obligations of executive officers under the Stockholders Agreement. Upon their appointment as executive officers effective April 1, 2011, Messrs. Kadish, Labovich and Wilhelm became subject to the voting provisions of, requirements to sell shares under and other obligations of executive officers under the Stockholders Agreement.

Item 7. Material to be Filed as Exhibits
     Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order

Exhibit No.	Description
99.1.1	Joint Filing Agreement.

99.10	Powers of Attorney.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC
By:	Carlyle Partners V US, L.P., as its Managing Member

By:	TC Group V US, L.P., as its General Partner

By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

CARLYLE PARTNERS V US, L.P.
By:	TC Group V US, L.P., as its General Partner

By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TC GROUP V US, L.P.
By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TC GROUP V US, L.L.C.
By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TC GROUP INVESTMENT HOLDINGS, L.P.

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TCG HOLDINGS II, L.P.
By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

DBD INVESTORS V, L.L.C.
By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
Name:	David M. Rubenstein
Title:	Managing Director

DBD INVESTORS V HOLDINGS, L.L.C.

By:	*
Name:	David M. Rubenstein
Title:	Managing Director

**
Ralph W. Shrader

**
CG Appleby

**
Joseph E. Garner

**
Francis J. Henry, Jr.

**
Lloyd Howell, Jr.

**
Joseph Logue

**
Joseph W. Mahaffee

**
John D. Mayer

**
John M. McConnell

**
Robert S. Osborne

**
Patrick F. Peck

**
Horacio D. Rozanski

**
Samuel R. Strickland

**
Ronald T. Kadish

**
Gary D. Labovich

**
Richard J. Wilhelm

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ R. Rainey Hoffman
R. Rainey Hoffman
Attorney-in-Fact

**	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ Terence Kaden
Terence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
99.1.1	Joint Filing Agreement.

99.10	Powers of Attorney.

Schedule A

Name	Title/Principal Occupation or Employment	Citizenship
William E. Conway, Jr.	Mr. Conway is a managing director of DBD Investors V Holdings, L.L.C. Mr. Conway is a Founder of The Carlyle Group,	United States of America

Daniel A. D’Aniello	Mr. D’Aniello is a managing director of DBD Investors V Holdings, L.L.C. Mr. D’Aniello is a Founder of The Carlyle Group.	United States of America

David M. Rubenstein	Mr. Rubenstein is a managing director of DBD Investors V Holdings, L.L.C. Mr. Rubenstein is a Founder of The Carlyle Group.	United States of America